

January 6, 2012

<u>Via E-mail</u>
Daniel G. Cohen
Chairman of the Board and Chief Executive Officer
Institutional Financial Markets, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: Institutional Financial Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Response dated January 27, 2012**
> **File No. 001-32026**

Dear Mr. Cohen:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

1.   We note that counsel for Institutional Financial Markets, Inc. rather than Institutional Financial Markets, Inc. itself provided the written statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In responding to these comments, please have Institutional Financial Markets, Inc. and not its counsel provide the requested written acknowledgement.

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A filed on April 26, 2011
Compensation of Executive Officers, page 16

2.   We note your response to prior comment five and continue to believe that additional information is warranted. Please expand the description of the performance targets to compare them to the prior year's actual adjusted pre-tax income and adjusted revenue. For example, were the targets higher than the prior year's adjusted pre-tax income and adjusted revenue or were the targets comparable to or lower than the prior year's actual results?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director